Exhibit 99.1

RADWARE ANNOUNCES SECOND QUARTER 2019 EARNINGS

Second Quarter 2019 Results and Financial Highlights

•	Revenues of $60.5 Million, up 6% from the second quarter of 2018
•	Non-GAAP Operating income and margin of $7.2 Million and 12%
•	Non-GAAP EPS of $0.18; GAAP EPS of $0.08
•	Net cash provided by operating activities for the last twelve months of $63 million

First Six Months 2019 Results and Financial Highlights

•	Revenues of $121.9 Million, up 9% from the first six months of 2018
•	Non-GAAP EPS of $0.37; GAAP EPS of $0.17

TEL AVIV, ISRAEL, JULY 31, 2019 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended June 30, 2019.

“We are pleased to report solid second quarter results, with revenue growth for the first half of 2019 at 9%,” said Roy Zisapel, Radware President & CEO. “Our product subscriptions and cloud security offerings continue to grow quickly, providing our customers with unmatched business value and excellent business outcomes as they migrate to a multi-cloud application infrastructure.”

Financial Highlights for the Second Quarter of 2019

Revenues for the second quarter of 2019 totaled $60.5 million, up 6% from revenues of $57.3 million for the second quarter of 2018. Revenues for the first six months of 2019 totaled $121.9 million, up 9% from revenues of $111.8 million for the first six months of 2018:

•
Revenues in the Americas region were $27.6 million for the second quarter of 2019, up 16% compared to revenues of $23.9 million in the second quarter of 2018. For the first six months of 2019, revenues in the Americas region increased 9% over the same period in 2018.

•
Revenues in the Europe, Middle East and Africa (“EMEA”) region were $16.9 million for the second quarter of 2019, compared with revenues of $19.8 million in the second quarter of 2018. For the first six months of 2019, revenues in the EMEA region increased 1% over the same period of 2018.

•
Revenues in the Asia-Pacific (“APAC”) region were $15.9 million for the second quarter of 2019, up 17% from revenues of $13.6 million in the second quarter of 2018. For the first six months of 2019, revenues in the APAC region increased 19% over the same period of 2018.

Net income on a GAAP basis for the second quarter of 2019 was $3.7 million, or $0.08 per diluted share, compared with net income of $1.7 million, or $0.04 per diluted share for the second quarter of 2018.

Non-GAAP net income for the second quarter of 2019 was $8.9 million, or $0.18 per diluted share, compared with non- GAAP net income of $5.0 million, or $0.10 per diluted share for the second quarter of 2018.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs, litigation costs and other gain adjustments, net of tax. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of June 30, 2019, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $414.0 million, compared with $401.1 million as of December 31, 2018. Net cash provided by operating activities in the second quarter of 2019 totaled $5.1 million. Net cash provided by operating activities in the last 12 months totaled $63.2 million.

Conference Call

Radware management will host a call on Wednesday, July 31, 2019 at 8:30 a.m. ET to discuss its second quarter 2019 results and the Company’s outlook for the third quarter of 2019.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 4971594

A replay will be available for two days, starting two hours after the end of the call, at telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, sales and marketing expense, general and administrative expense, other income, total operating expenses, operating income, financial income, income before taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income and other gain adjustment, net of tax. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for Application Delivery and Network Security solutions and in our industry in general; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2019 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	34,191	45,203
Available-for-sale marketable securities	25,923	15,742
Short-term bank deposits	193,944	255,454
Trade receivables, net	14,987	17,166
Other receivables and prepaid expenses	10,182	7,071
Inventories	15,964	18,401
	295,191	359,037

Long-term investments
Available-for-sale marketable securities	120,174	84,669
Long-term bank deposits	39,732	0
Severance pay funds	2,267	2,973
	162,173	87,642

Property and equipment, net	23,538	23,677
Other long-term assets	21,425	20,724
Operating lease right-of-use assets	19,868	0
Goodwill and intangible assets, net	54,838	41,641
Total assets	577,033	532,721

Liabilities and shareholders' equity

Current Liabilities
Trade payables	3,802	4,483
Deferred revenues	86,207	83,955
Operating lease liabilities	5,495	0
Other payables and accrued expenses	29,729	29,596
	125,233	118,034

Long-term liabilities
Deferred revenues	45,446	43,796
Operating lease liabilities	15,033	0
Other long-term liabilities	10,171	6,934
	70,650	50,730

Shareholders' equity
Share capital	704	693
Additional paid-in capital	400,756	383,536
Accumulated other comprehensive income (loss), net of tax	791	(1,110)
Treasury stock, at cost	(130,770)	(120,717)
Retained earnings	109,669	101,555
Total shareholders' equity	381,150	363,957

Total liabilities and shareholders' equity	577,033	532,721

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	60,454	57,287	121,851	111,823
Cost of revenues	10,644	10,340	21,653	20,280
Gross profit	49,810	46,947	100,198	91,543

Operating expenses, net:
Research and development, net	15,400	14,633	30,630	29,295
Selling and marketing	26,680	27,803	53,341	55,986
General and administrative	5,042	3,811	9,806	7,866
Total operating expenses, net	47,122	46,247	93,777	93,147

Operating income (loss)	2,688	700	6,421	(1,604)
Financial income, net	2,119	1,701	3,910	3,390
Income before taxes on income	4,807	2,401	10,331	1,786
Taxes on income	(1,061)	(727)	(2,217)	(1,107)
Net income	3,746	1,674	8,114	679

Basic net earnings per share	0.08	0.04	0.17	0.02

Weighted average number of shares used to compute basic net earnings per share	46,899,813	44,839,420	46,757,981	44,583,442

Diluted net earnings per share	0.08	0.04	0.17	0.01

Weighted average number of shares used to compute diluted net earnings per share	48,722,684	47,396,099	48,649,438	46,936,309

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	49,810	46,947	100,198	91,543
Stock-based compensation	59	59	114	117
Amortization of intangible assets	410	212	821	442
Non-GAAP gross profit	50,279	47,218	101,133	92,102

GAAP research and development, net	15,400	14,633	30,630	29,295
Stock-based compensation	714	679	1,424	1,610
Non-GAAP Research and development, net	14,686	13,954	29,206	27,685

GAAP selling and marketing	26,680	27,803	53,341	55,986
Stock-based compensation	1,735	1,774	3,304	3,678
Amortization of intangible assets	18	21	35	41
Non-GAAP selling and marketing	24,927	26,008	50,002	52,267

GAAP general and administrative	5,042	3,811	9,806	7,866
Stock-based compensation	782	378	1,549	785
Acquisition costs	-	-	264	-
Litigation costs	777	143	859	413
Non-GAAP general and administrative	3,483	3,290	7,134	6,668

GAAP total operating expenses, net	47,122	46,247	93,777	93,147
Stock-based compensation	3,231	2,831	6,277	6,073
Acquisition costs	-	-	264	-
Amortization of intangible assets	18	21	35	41
Litigation costs	777	143	859	413
Non-GAAP total operating expenses, net	43,096	43,252	86,342	86,620

GAAP operating income (loss)	2,688	700	6,421	(1,604)
Stock-based compensation	3,290	2,890	6,391	6,190
Acquisition costs	-	-	264	-
Amortization of intangible assets	428	233	856	483
Litigation costs	777	143	859	413
Non-GAAP operating income	7,183	3,966	14,791	5,482

GAAP financial income, net	2,119	1,701	3,910	3,390
Other gain adjustments	(310)	-	(310)	-
Exchange rate differences, net on balance sheet items included in financial income, net	909	26	1,540	(177)
Non-GAAP financial income, net	2,718	1,727	5,140	3,213

GAAP income before taxes on income	4,807	2,401	10,331	1,786
Stock-based compensation	3,290	2,890	6,391	6,190
Acquisition costs	-	-	264	-
Amortization of intangible assets	428	233	856	483
Litigation costs	777	143	859	413
Other gain adjustments	(310)	-	(310)	-
Exchange rate differences, net on balance sheet items included in financial income, net	909	26	1,540	(177)
Non-GAAP income before taxes on income	9,901	5,693	19,931	8,695

GAAP taxes on income	(1,061)	(727)	(2,217)	(1,107)
Tax expenses on other gain adjustments	71	-	71	-
Non-GAAP taxes on income	(990)	(727)	(2,146)	(1,107)

GAAP net income	3,746	1,674	8,114	679
Stock-based compensation	3,290	2,890	6,391	6,190
Acquisition costs	-	-	264	-
Amortization of intangible assets	428	233	856	483
Litigation costs	777	143	859	413
Other gain adjustments	(310)	-	(310)	-
Exchange rate differences, net on balance sheet items included in financial income, net	909	26	1,540	(177)
Tax expenses on other gain adjustments	71	-	71	-
Non-GAAP net income	8,911	4,966	17,785	7,588

GAAP diluted net earnings per share	0.08	0.04	0.17	0.02
Stock-based compensation	0.07	0.06	0.13	0.13
Acquisition costs	0.00	0.00	0.01	0.00
Amortization of intangible assets	0.01	0.00	0.02	0.01
Litigation costs	0.02	0.00	0.02	0.01
Other gain adjustments	(0.01)	0.00	(0.01)	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	0.02	0.00	0.03	(0.00)
Tax expenses on other gain adjustments	0.00	0.00	0.00	0.00
Non-GAAP diluted net earnings per share	0.18	0.10	0.37	0.16

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	48,722,684	47,396,099	48,649,438	46,936,309

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	3,746	1,674	8,114	679
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,701	2,443	5,388	4,948
Stock based compensation	3,290	2,890	6,391	6,190
Amortization of premium, accretion of discounts and accrued interest on available-for-sale marketable securities, net	149	414	327	690
Other gain	(310)	0	(310)	0
Accrued interest on bank deposits	3,160	(146)	2,331	(212)
Increase (decrease) in accrued severance pay, net	65	(97)	933	142
Decrease (increase) in trade receivables, net	(641)	(2,564)	2,529	(2,601)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(1,721)	(2,501)	(3,686)	4,697
Decrease in inventories	1,221	477	2,437	329
Decrease (increase) in trade payables	(28)	424	(738)	(623)
Increase (decrease) in deferred revenues	(7,237)	(1,700)	3,783	7,166
Increase (decrease) in other payables and accrued expenses	463	1,245	472	(6,682)
Operating lease liabilities, net	285	0	660	0
Net cash provided by operating activities	5,143	2,559	28,631	14,723

Cash flows from investing activities:

Purchase of property and equipment	(2,382)	(1,187)	(4,343)	(3,276)
Proceeds from (investment in) other long-term assets, net	(33)	131	(62)	40
Proceeds from (investment in) bank deposits, net	19,529	(9,067)	19,447	(26,067)
Investment in sale, redemption of and purchase of available-for-sale marketable securities, net	(33,574)	(686)	(43,235)	(1,872)
Payment for acquisition of subsidiary, net of cash acquired	43	0	(12,239)	0
Net cash used in investing activities	(16,417)	(10,809)	(40,432)	(31,175)

Cash flows from financing activities:

Proceeds from exercise of stock options	3,109	7,939	10,842	12,891
Repurchase of shares	(10,005)	0	(10,053)	0
Net cash provided by (used in) financing activities	(6,896)	7,939	789	12,891

Decrease in cash and cash equivalents	(18,170)	(311)	(11,012)	(3,561)
Cash and cash equivalents at the beginning of the period	52,361	61,987	45,203	65,237
Cash and cash equivalents at the end of the period	34,191	61,676	34,191	61,676